

May 27, 2014

Via E-mail
Jim Ennis
Chief Executive Officer
Beta Music Group, Inc.
160 East 65th Street
New York, NY 10065

  Re: Beta Music Group, Inc.
     Form 10-K for the Year Ended December 31, 2013
     Filed April 14, 2014
     Form 10-Q for the Quarter Ended March 31, 2014
     File No. 000-53729

Dear Mr. Ennis:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business

The Business, page 2

1. Please revise to consistently and accurately describe the nature and extent of your current operations throughout your filing. For example, it is unclear from your disclosure in the "The Business" and "Sources of Revenue" sections whether you have or have not commenced operations and whether you actually design, develop and sell your product, or whether it is merely your plan to do so. Please revise throughout to differentiate between those services are currently operational, and those that are currently aspirational in nature.

2.   We note references throughout your disclosure to your "digital media platform." Please advise where potential customers can reach this platform. Additionally, please clarify whether there is a functional website that allows customers to reach the services you provide.

The Market, page 3

3.   Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, the ESRI Business Information Solutions report you reference on page 3. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Growth Strategy, page 6

4.   We note in your disclosure that you "may be active in the Northeast region of the United States." Please enhance your disclosure to explain why you are operating in this section of the country as a Florida based corporation. Additionally, as noted above please provide more information regarding your "current content network."

Effect of Environmental Laws

5.   Please advise what aspects of your business relate to discharging materials into the environment.

Item 1A. Risk Factors, page 7

We have a short operating history in an evolving market sector. This makes it very difficult to evaluate our future business prospects and may increase the risk that we will not be successful, page 8

6.   We note your risk and difficulties include increasing the number of users of your digital media network, your mobile application, and your website. Please enhance your disclosure in your MD&A section to discuss the number of users you currently have signed up and your webpage and mobile applications average traffic. Additionally, please describe what steps have been taken to monetize your mobile application and what level of revenues Mr. Ennis expects.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business, page 15

7.   Please advise what current licenses you have obtained and how these licenses impact your operations.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Sale of Unregistered Securities, page 21

8.   For the November 6 and October 31 issuances, please disclose the identity of the third parties. Additionally, please provide the date of the transaction with Viewpon Holdings, Inc.

Item 7. Management Description and Analysis of Financial Condition and Results of Operation

Business Description, page 22

9.   Please advise regarding your status of operations of your two business subsidiaries, USAVE and Beta Auto Division. We note your disclosure on page 2 that "the Company will continue the USAVE operations as its principle business in addition to the Beta Auto Division."

10.   Please clarify whether the Company continues to search for operational and development stage companies to merge with to utilize its status as a reporting company under the Exchange Act after its acquisition of USAVE. We note similar disclosure in your Form 10-Q for the quarter ended March 31, 2014. As applicable, please revise both periodic reports to identify Beta Music as a blank check company within the meaning of Section 3(a)(51) of the Exchange Act of 1934.

11.   Please enhance your disclosure by describing production of your products. We note that Mr. Ennis is the sole employee, officer, director of your company. Please clarify whether he creates the digital content for your platforms or if you are contracting out the production.

Results of Operations for Fiscal Year Ended December 31, 2013 as Compared to December 31, 2012

Revenues, page 23

12.   Please revise your disclosure to discuss the services that were provided to generate $18,000 in revenue.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 29

13.   We note on page 1 that Beta Music Group entered into a stock purchase agreement with EVG Media. According to your disclosure this company is owned by the same shareholder base as USAVE Acquisition Inc. Please disclose all information required under Item 404 of Regulation S-K.

Item 15. Financial Statement Schedule, page 30

14.   Please note that Item 15 of Form 10-K requires you to file the exhibits required by Item 601 of Regulation S-K. With the exception of the certifications required by Item 601(b)(31) and (32), you have not filed any of the required exhibits, such as the following:

•   Articles of incorporation (page 18);
•   Bylaws (page 18);
•   Subsidiaries of the registrant;
•   Material contracts, including
    o   Share Exchange Agreement between Beta Music Group, Inc. and USave Acquisitions, Inc. dated October 31, 2013 (page 1);
    o   Stock Purchase Agreement between Beta Music Group, Inc. and EVG Media, Inc. dated November 4, 2013 (page 1);
    o   Employment agreement between Jim Ennis and USave Acquisitions, Inc. dated January 5, 2013;

Please file all the required exhibits, or as applicable incorporate them by reference, and provide an exhibit index in an amendment to your Form 10-K.

Note 5: Reverse Merger, page F-10

15.   We note that on October 23, prior to the reverse merger, EVG Media acquired 13,711,676 shares of your common stock. Then, on November 4, 2013, after the reverse merger, for 500,000 restricted shares you acquired all of EVG Media. As such, it appears that in the November 4, 2013 transaction, you acquired 13,711,676 of your own shares. However, it appears you recorded 14, 211,676 shares in your consolidated statement of changes in shareholders' deficit for "Shares issued to Founders – EVG Media, Inc." Please tell us the accounting literature you considered in the determining the appropriate accounting treatment for shares held by EVG Media, including the consideration given to reporting these shares as treasury stock.

Form 10-Q for the Quarter ended March 31, 2014

Item 2. Unregistered Sales of Equity Securities, page 22

16.   We note your disclosure on that the company issued 300,000 shares of common stock for consulting services. Please provide the information required by Item 701 of Regulation S-K. Additionally, please describe the nature of the consulting services that were provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director